SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                           NATIONAL QUALITY CARE, INC.
              -----------------------------------------------------

                                (Name of Issuer)

!
                                  Common Stock
                      ------------------------------------

                         (Title of Class of Securities)


                                   803659 10 1
                           ---------------------------

                                 (CUSIP Number)


                             Ronald P. Soltman, Esq.
                                OrNda HealthCorp
                              3401 West End Avenue
                                    Suite 700
                               Nashville, TN 37203
                                 (615) 383-8599

                      ------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 1, 1996
                      ------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed as statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this Statement:   X


                         (continued on following pages)

                                  SCHEDULE 13D

CUSIP No.  803659 10 1

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         OrNda HealthCorp                            75-1776092

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

         (a)[ ]

         (b)[ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS*

         00

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)      SOLE VOTING POWER

         0

(8)      SHARED VOTING POWER

         643,500

(9)      SOLE DISPOSITIVE POWER

(10)     SHARED DISPOSITIVE POWER

         643,500

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         643,500

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.7%

(14)     TYPE OF REPORTING PERSON*

         HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  803659 10 1

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         OrNda Hospital Corporation                  95-3789009

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

         (a) [ ]

         (b) [ ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS*

         00

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)      SOLE VOTING POWER

         0

(8)      SHARED VOTING POWER

         643,500

(9)      SOLE DISPOSITIVE POWER

(10)     SHARED DISPOSITIVE POWER

         643,500

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         643,500

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.7%

(14)     TYPE OF REPORTING PERSON*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Schedule 13D is being filed in connection with the exercise of the rights of OrNda Hospital Corporation (formerly, Summit Hospital Corporation), a California corporation (Sub), and a wholly owned subsidiary of OrNda HealthCorp, a Delaware corporation (OrNda), pursuant to the Security and Pledge Agreement (the Pledge Agreement), dated as of May 10, 1996 by and between Sub and Victor Gura (Gura) and pursuant to a Security and Pledge Agreement dated as of May 10, 1996 (the Additional Pledge Agreement) between Medipace Medical Group, Inc., a California professional corporation (Medipace), and Sub, both of which agreements relate to security for the payment of a certain Secured Promissory Note dated as of April 1, 1996, in the original principal amount of $1,883,933.93 (the Secured Promissory Note) payable by Gura and Medipace to Sub. On October 1, 1996, by Sub sending to Gura and Medipace a formal notice of default of payments due under the Secured Promissory Note, Sub became the beneficial owner of 643,500 shares of common stock (the Issuer's Common Stock) (or approximately 8.7% of the outstanding shares) of National Quality Care, Inc. (the Issuer). Since OrNda owns 100% of the capital stock of Sub, OrNda also may be deemed to have acquired beneficial ownership (in accordance with Rule 13d-3(a)) of the of the Issuer's Common Stock held beneficially by Sub on October 1, 1996.

Item 1.  Security and Issuer.

                  This Schedule 13D relates to the Issuer's Common Stock. The address of the principal executive offices of the Issuer is 5901 West Olympic Boulevard, Los Angeles, California 90036.

Item 2.  Identity and Background.

                  This Schedule 13D is being filed by OrNda and Sub (together, the Reporting Persons). OrNda is a healthcare services company that owns and operates, through indirectly-owned subsidiaries and partnerships, 50 hospitals located in urban and suburban communities in 14 states. Sub is a wholly-owned subsidiary of OrNda. The address of both OrNda's and Sub's principal executive offices is 3401 West End Avenue, Suite 700, Nashville, Tennessee 37203.

                  Certain information concerning the executive officers and directors of each of the Reporting Persons is set forth in Exhibit A hereto and is incorporated herein by reference.

                  During the last five years, neither Reporting Person, nor, to the knowledge of such Reporting Person, any executive officer or director of such Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

                  All executive officers and directors of OrNda and Sub are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The 643,500 shares of the Issuer's Common Stock reported in this filing were not acquired by purchase. As set forth in the Pledge Agreement and in the Additional Pledge Agreement, Gura and Medipace (collectively, Debtors), pledged an aggregate of 643,500 shares (the Pledged Shares) of the Issuer's Common Stock to Sub as collateral to secure their payment obligations to Sub under the Secured Promissory Note. Due to (i) Debtors'default in the payment of certain installments due in respect of the Secured Promissory Note which constitutes an Event of Default under both the Pledge Agreement and the Additional Pledge Agreement, and (ii) Sub giving Medipace and Gura formal written notice of such Event of Default, pursuant to Sections 6 of each of the Pledge Agreement and the Additional Pledge Agreement Sub obtained on October 1, 1996 beneficial ownership of the Pledged Shares by obtaining on said date all voting and other consensual rights pertaining to the Pledged Shares and now can do all things that Gura and Medipace can and could do as stockholders of Issuer in respect of the Pledged Shares The Secured Promissory Note was unconditionally guaranteed by Messrs. Ronald Lang and Avraham Uncyk pursuant to a Guaranty dated May 10, 1996 (the Guaranty).

                  In other words, under the terms of the Pledge Agreement and of the Additional Pledge Agreement, upon such default in the payment of the Secured Promissory Note and Sub giving formal notice of such default, on October 1, 1996 Sub obtained the right to vote and dispose of the Pledged Shares. At this time, Sub has taken no action with regard to the Pledged Shares except for sending Gura and Medipace formal written notice of default.

                  By letter (the Default Notice) dated October 1, 1996, counsel for Sub sent Gura and Medipace formal notice of (1) default (the Note Default) in the payment of $56,289.27 in installments due in respect of the Secured Promissory Note and (2) default (the Lease Default) in payment of $58,601.60 in rent due under that certain Lease Agreement dated May 1, 1995, between Medipace and Midway Hospital Medical Center, Inc. (which is an affiliate of the Reporting Persons). The total amount in default is $114,890.87. Pursuant to the terms of the Secured Promissory Note, the Default Notice states that if Debtors fail to pay the $114,890.87 amount in default within ten days after receipt of the Default Notice, then the full $1,883,933.93 unpaid principal balance of the Secured Promissory Note shall become due and payable.

                  Based upon public documents filed with the Securities and Exchange Commission, the Reporting Persons understand that Gura, one of the two Debtors in respect of the Secured Promissory Note which is in default, is President of the Issuer and Lang, one of the guarantors of the Secured Promissory Note, is Secretary of the Issuer.

                  OrNda, which owns 100% of the capital stock of Sub and controls Sub, may be deemed to have beneficial ownership of the Pledged Shares.

                  A copy of the Pledge Agreement, the Additional Pledge Agreement, the Secured Promissory Note and the Guaranty are attached hereto as Exhibits B, C, D and E hereto and are incorporated herein by reference.

Item 4.  Purpose of Transaction.

                  (a) - (j):

                  Sub is the beneficial owner of the Pledged Shares as a result of its voting rights in such Pledged Shares and its rights to sell such collateral upon the default in payment in the Secured Promissory Note. OrNda is deemed the beneficial owner of the Pledged Shares solely by virtue of Subs' status as a subsidiary of OrNda and its control by OrNda.

                  The Sub holds the Pledged Shares as collateral for repayment of the Secured Promissory Note which shares secure a debt which went into formal default on October 1, 1996. Sub has no plans to acquire any additional shares of the Issuer. However, in accordance with the provisions of the Pledge Agreement and of the Additional Pledge Agreement, the Sub intends to sell some or all of the Pledged Shares as soon as practible to satisfy such debt owed to it, although Sub reserves all of its rights under the Uniform Commerical Code and the Pledge Agreement and the Additional Pledge Agreement.

                  Except as set forth in response to Item 5 below (which response is incorporated herein by reference) and except as set forth above, the Reporting Persons have no present plans or proposals which relate to or which would result in any of the actions which are described in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)

                                Aggregate No. of
                                  Issuer Shares            Aggregate % of
         Beneficial Owner       Beneficially Owned           Class Owned
              OrNda                 643,500(a)                   8.7%
               Sub                  643,500(b)                   8.7%

------------------------------------
(a)These are the same shares as those owned by Sub.
(b)These are the same shares as those owned by OrNda.

                  The aggregate percentage of the class owned is based upon the 7,395,471 shares reported outstanding by Issuer at August 15, 1996, in Issuer's Form 10-QSB for its fiscal quarter ended June 30, 1996.

(b)


           Beneficial Owner      Sole Power to Vote      Shared Power to Vote
                 OrNda                    0                     643,500
                  Sub                     0                     643,500

           Beneficial Owner     Sole Power to Dispose    Shared Power to Dispose
                 OrNda                    0                     643,500
                  Sub                     0                     643,500

                  (c) Other than as described in response to Items 3, 4 and 6 herein (which responses are incorporated herein by reference), there have been no transactions in shares of Issuer's Common Stock within the past 60 days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The text of Items 3 and 4 above are hereby incorporated by reference in answer to this Item 6.

                  In addition, Gura, Ronald Lang (Lang) and Avraham Uncyk (Uncyk) have agreed in a certain Agreement Regarding Additional Securities dated May 10, 1996, that (1) in the event the Pledged Shares are sold by Sub and there shall remain any unpaid amount due under the Secured Promissory Note, then Gura, Lang and Uncyk shall, upon written notice to them by Sub, pledge to Sub such additional number of shares of Issuer's Common Stock then owned by them as are equal to a fraction the numerator of which shall be 150% of the unpaid principal and accrued interest owing under the Secured Promissory Note as of the date of such notice and the denominator of which shall be the lowest closing "bid" price of the Issuer's Common Stock on any trading day during the 12- month period prior to the date of such written notice and (2) while any amount remains unpaid pursuant to the Secured Promissory Note, each of Gura, Lang and Uncyk have agreed not to transfer, encumber, alienate, pledge or dispose of (by gift or otherwise) any of their 3,234,128 shares of Issuer's Common Stock then owned in the aggregate by Gura, Lang and Uncyk. In addition, pursuant to an Escrow Agreement dated May 10, 1996, among Gura, Lang, Uncyk, Sub and Jeffrey P. Berg, Gura, Lang and Uncyk have delivered to Jeffrey P. Berg, as escrow agent, such 3,234,128 shares of Issuer's Common Stock and have agreed to comply with the terms of said Agreement Relating to Additional Securities. Such escrow will expire once all amounts due under the Secured Promissory Note have been paid in full.

                  Copies of the Agreement Relating to Additional Securities and Escrow Agreement are attached hereto as Exhibits F and G and the provisions thereof are incorporated herein by reference in their entirety.

                  The provisions of the Pledge Agreement, the Additional Pledge Agreement, the Secured Promissory Note and the Guaranty attached as Exhibits B, C, D and E hereto are also incorporated herein by reference in their entirety.

Item 7.           Material To Be Filed as Exhibits.

                                  EXHIBIT INDEX


     Exhibit        Description

        A Certain information concerning the executive officers and directors of OrNda and Sub.

        B Security and Pledge Agreement, dated as of May 10, 1996, between Gura and Sub.

        C Security and Pledge Agreement, dated as of May 10, 1996, between Medipace and Sub.

        D Secured Promissory Note, in the amount of $1,883,933.93, dated April 1, 1996, executed by Medipace and Gura in favor of Sub.

        E Guaranty, dated as of May 10, 1996, by Lang and Uncyk in favor of Sub.

        F Agreement Regarding Additional Securities, dated as of May 10, 1996, among Gura, Lang, Uncyk and Sub.

        G Escrow Agreement dated May 10, 1996, among Gura, Lang, Uncyk, Sub and Jeffrey P. Berg.

        H Joint Filing Agreement, dated October 4, 1996, between OrNda and Sub.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    ORNDA HEALTHCORP

                                    By:/s/ Ronald P. Soltman
                                       Ronald P. Soltman
                                       Senior Vice President, Secretary and
                                       General Counsel


Dated:   October 7, 1996

                                    EXHIBIT A

A.       Directors of OrNda HealthCorp

Name and Address                           Occupation
Richard A. Gilleland                       President & Chief Executive Officer
AMSCO International, Inc.                  AMSCO International, Inc.
2829 Townsgate Road
Suite 101
Westlake Village, CA  91361

Leonard Green                              President & Chief Executive Officer
Green Management & Investment Co.          Green Management & Investment Co.
648 Nassau Avenue
Freeport, NY  11520

Peter A. Joseph                            General Partner
Joseph Littlejohn & Levy Fund, L.P.        Joseph Littlejohn & Levy Fund, L.P.
450 Lexington Avenue
Suite 3350
New York, NY  10017

Paul S. Levy                               General Partner
Joseph Littlejohn & Levy Fund, L.P.        Joseph Littlejohn & Levy Fund, L.P.
450 Lexington Avenue
Suite 3350
New York, NY  10017

Angus C. Littlejohn, Jr.                   Chairman and Chief Executive Officer
Littlejohn & Company, L.L.C.               Littlejohn & Company, L.L.C.
115 East Putnam Avenue
Greenwich, CT  06830

Charles N. Martin, Jr.                     Chairman, President and Chief
OrNda HealthCorp                           Executive Officer
3401 West End Avenue                       OrNda HealthCorp
Suite 700
Nashville, TN  37203

John F. Nickoll                            President and Chief Executive Officer
The Foothill Group, Inc.                   The Foothill Group, Inc.
11111 Santa Monica Boulevard
Suite 1500
Los Angeles, CA  90025

John J. O'Shaughnessy                      President
Strategic Management Associates, Inc.      Strategic Management Associates, Inc.
112 South West Street
Alexandria, VA  22314

M. Lee Pearce, M.D.                        Private Investor
16 LaGorce Circle
LaGorce Island
Miami Beach, FL  33141

B.       Officers of OrNda HealthCorp

Name and Address                           Relationship to the Company
Raymond Denson                             Senior Vice President - Operations
OrNda HealthCorp
3401 West End Avenue
Suite 700
Nashville, TN  37203

Paula Y. Eleazar                           Senior Vice President and
OrNda HealthCorp                           Chief Information Officer
3401 West End Avenue
Suite 700
Nashville, TN  37203

William L. Hough                           Executive Vice President and
OrNda HealthCorp                           Chief Operating Officer
3401 West End Avenue
Suite 700
Nashville, TN  37203

James Johnston                             Senior Vice President-Human Resources
OrNda HealthCorp
3401 West End Avenue
Suite 700
Nashville, TN  37203

Anthony C. Krayer                          Senior Vice President-Operations
OrNda HealthCorp
3401 West End Avenue
Suite 700
Nashville, TN  37203

Charles N. Martin, Jr.                     Chairman, President and
OrNda HealthCorp                           Chief Executive Officer
3401 West End Avenue
Suite 700
Nashville, TN  37203

Carol A. Murdock                           Senior Vice President-
OrNda HealthCorp                           Business Development
3401 West End Avenue
Suite 700
Nashville, TN  37203

Name and Address                           Occupation
William M. Murray                          Senior Vice President - Operations
OrNda HealthCorp
3401 West End Avenue
Suite 700
Nashville, TN  37203

Keith B. Pitts                             Executive Vice President and
OrNda HealthCorp                           Chief Financial Officer
3401 West End Avenue
Suite 700
Nashville, TN  37203

Phillip W. Roe                             Senior Vice President, Controller and
OrNda HealthCorp                           Chief Accounting Officer
3401 West End Avenue
Suite 700
Nashville, TN 37203

Ronald P. Soltman                          Senior Vice President, Secretary and
OrNda HealthCorp                           General Counsel
3401 West End Avenue
Suite 700
Nashville, TN  37203

Alan G. Thomas                             Senior Vice President-
OrNda HealthCorp                           Hospital Financial Operations
3401 West End Avenue
Suite 700
Nashville, TN  37203

William V.B. Webb                          Senior Vice President-
OrNda HealthCorp                           Acquisitions and Development
3401 West End Avenue
Suite 700
Nashville, TN 37203

Kenneth K. Westbrook                       Senior Vice President - Operations
OrNda HealthCorp
3401 West End Avenue
Suite 700
Nashville, TN  37203

C.       Directors of OrNda Hospital Corporation

Name and Address                           Occupation
William L. Hough                           Executive Vice President and
c/o OrNda HealthCorp                       Chief Operating Officer
3401 West End Avenue                       OrNda HealthCorp
Suite 700
Nashville, TN  37203

Keith B. Pitts                             Executive Vice President and
c/o OrNda HealthCorp                       Chief Financial Officer
3401 West End Avenue                       OrNda HealthCorp
Suite 700
Nashville, TN  37203

Ronald P. Soltman                          Senior Vice President, Secretary and
c/o OrNda HealthCorp                       General Counsel
3401 West End Avenue                       OrNda HealthCorp
Suite 700
Nashville, TN  37203

D.       Officers of OrNda Hospital Corporation
Name and Address                           Occupation
Raymond Denson                             Senior Vice President - Operations
OrNda HealthCorp
3401 West End Avenue
Suite 700
Nashville, TN  37203

Paula Y. Eleazar                           Senior Vice President and
OrNda HealthCorp                           Chief Information Officer
3401 West End Avenue
Suite 700
Nashville, TN  37203

William L. Hough                           President, Chief Executive Officer
OrNda HealthCorp                           and Chief Operating Officer
3401 West End Avenue
Suite 700
Nashville, TN  37203

James Johnston                             Senior Vice President-Human Resources
OrNda HealthCorp
3401 West End Avenue
Suite 700
Nashville, TN  37203

Anthony C. Krayer                          Senior Vice President - Operations
OrNda HealthCorp
3401 West End Avenue
Suite 700
Nashville, TN  37203

Carol A. Murdock                           Senior Vice President-
OrNda HealthCorp                           Business Development
3401 West End Avenue
Suite 700
Nashville, TN  37203

William M. Murray                          Senior Vice President - Operations
OrNda HealthCorp
3401 West End Avenue
Suite 700
Nashville, TN  37203

Name and Address                           Occupation
Keith B. Pitts                             Executive Vice President and
OrNda HealthCorp                           Chief Financial Officer
3401 West End Avenue
Suite 700
Nashville, TN  37203

Phillip W. Roe                             Senior Vice President, Controller and
OrNda HealthCorp                           Chief Accounting Officer
3401 West End Avenue
Suite 700
Nashville, TN 37203

Ronald P. Soltman                          Senior Vice President, Secretary and
OrNda HealthCorp                           General Counsel
3401 West End Avenue
Suite 700
Nashville, TN  37203

Alan G. Thomas                             Senior Vice President-
OrNda HealthCorp                           Hospital Financial Operations
3401 West End Avenue
Suite 700
Nashville, TN  37203

William V.B. Webb                          Senior Vice President-
OrNda HealthCorp                           Acquisitions and Development
3401 West End Avenue
Suite 700
Nashville, TN 37203

Kenneth K. Westbrook                       Senior Vice President - Operations
OrNda HealthCorp
3401 West End Avenue
Suite 700
Nashville, TN  37203

                                    EXHIBIT B


                          SECURITY AND PLEDGE AGREEMENT


         This Security and Pledge Agreement is entered into as of May 10, 1996, by and between VICTOR GURA, M.D., an individual, whose principal address is 5901 West Olympic Boulevard, Suite 300, Los Angeles, CA 90036 ("Debtor"), and SUMMIT HOSPITAL CORPORATION, a California corporation, whose principal address is 3401 West End Avenue, Suite 700, Nashville, TN 37203 ("Secured Party").

                                    RECITALS

         A. Pursuant to the terms of that certain Agreement, dated as of May 10, 1996 (the "Agreement") by and among Medipace Medical Group, Inc., a California corporation ("Medipace"), Midway Hospital Medical Center, Inc., a California corporation ("Midway") and Brotman Partners, L.P., a California limited partnership ("Brotman") (Midway and Brotman may be referred to herein as the "OrNda Affiliates"), the parties to the Agreement have agreed upon the outstanding obligations owed by Medipace and Debtor to the OrNda Affiliates (the "Debt"). To evidence such indebtedness, Debtor and Medipace, jointly and severally, have delivered to Secured Party a Promissory Note dated the date hereof (the "Note") in the original principal amount of the balance of the Debt. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.

         B. As a material inducement to OrNda Affiliates to execute the Agreement, Debtor has agreed to pledge as security for the Note and payment under the Lease the Collateral described herein.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

         1. Creation of Security Interest and Description of
Collateral

            a. Debtor hereby grants, assigns and pledges as security and conveys to Secured Party, a security interest in all of the following personal property of Debtor, now owned or hereafter acquired (the "Collateral"):

               (1) All rights to payment of money, whether due or to become due, including, without limitation, any right to payment for goods sold or leased, or to be sold or leased, or for services rendered or to be rendered, no matter how evidenced and whether or not earned by performance, any account, accounts receivable, instruments, and chattel paper;

               (2) All inventory including, without limitation, goods, merchandise, raw materials, work in progress, finished and unfinished goods, and other tangible personal property held for sale or lease or furnished or to be furnished under contracts of service or used or consumed in Debtor's business;

               (3)      All equipment, furniture and fixtures,
including, without limitation, all personal property or fixtures, wherever situated including all substitutions, accretions, component parts, replacements and additions;

               (4) All general intangibles, including without limitation, good will, trademarks, trade names, trade secrets, licenses, franchises, permits, customer lists, income tax refund claims, copyrights, processes, patents, patent rights, patent applications, inventions, royalties and commissions, general and limited partnership interests, whether partnership assets constitute real or personal property, and proceeds from such partnership interests;

               (5) All securities of Debtor (collectively and severally, the "Pledged Securities"), including but not limited to those securities included on Exhibit 1a hereto and incorporated herein by this reference, and all new, substituted and additional securities issued with respect thereto; together with all voting or other rights now or hereafter exercisable and all cash and noncash dividends and all other property now or hereafter receivable with respect to any of the foregoing. The Pledged Securities shall exclude those securities included on Exhibit 1b hereto.

            b. The Collateral shall include and this Security and Pledge Agreement shall cover any and all of the proceeds, increases, accretions, and products of all of the personal property which is, or hereafter becomes, subject to this Security and Pledge Agreement and any property which the Debtor may receive upon the sale, exchange, collection or other disposition of any portion of the Collateral or proceeds thereof, including without limitation, insurance proceeds.

            c. The Collateral shall not include the personal property set forth on Exhibit 1c hereto.

         2. Secured Obligations

         The security interest granted herein shall secure the payment and performance of each of the following obligations ("Obligations") now or hereafter existing:

            a. All rent and rental due and all other obligations, advances, and other extensions of credit now or hereafter made pursuant to the Lease;

            b. All payments due under the terms of the Note and all loans, advances, extensions of credit and other obligations of Debtor to Secured Party, direct or indirect, absolute or contingent, joint or several, whether or not otherwise secured;

            c. Debtor's obligation to pay all amounts advanced, expended or incurred by Secured Party resulting from Debtor's failure to perform any term, covenant or condition of this Security and Pledge Agreement or resulting from Debtor's breach of any representation or warranty made by Debtor to Secured Party under this Security and Pledge Agreement or otherwise; and

            d. Debtor's obligation to pay all amounts advanced, expended or incurred by Secured Party under the terms of this Security and Pledge Agreement, or for the maintenance or preservation of the Collateral.

         3. Covenants of Debtor

            a. Debtor shall maintain complete and accurate books and records with respect to the Collateral at its principal place of business in a form and substance satisfactory to Secured Party. Secured Party shall at all times be afforded access to Debtor's books and records and may inspect, audit and make copies of any and all part of such books and records and any data relating to the Collateral, and Secured Party shall have free access to and the right to obtain and copy any computer information held by Debtor or third parties pertaining to the Collateral. At Secured Party's request, Debtor will provide to Secured Party balance sheets, earnings statements and other financial data reasonably requested by Secured Party.

            b. Debtor will pay and perform all obligations when due, including without limitation, all obligations under this Security and Pledge Agreement.

            c. Debtor will appear in and defend any and all lawsuits and proceedings of any type which in Secured Party's opinion may affect the Collateral. Debtor shall pay all costs and expenses including reasonable attorneys' fees in appearing and defending such lawsuits and proceedings.

            d. At Secured Party's request, Debtor shall deliver to Secured Party any and all instruments and other documents as Secured Party may request relating to all or any part of the Collateral.

            e. Debtor will make any and all notations in Debtor's books and records requested by Secured Party relating to all or any part of the Collateral.

            f. Debtor shall execute any and all documents and instruments, including any specified by Secured Party, to evidence, effectuate, perfect, maintain, preserve and protect Secured Party's security interest in the Collateral.

            g. Debtor shall post such notices as Secured Party may designate upon the Collateral or in or about the areas where the Collateral may be located.

            h. Debtor shall affix to all items of tangible
Collateral such plate or sticker as Secured Party may, at any time, designate.

            i. Debtor shall notify Secured Party immediately of any theft, loss, destruction of, or damage to any or all of the Collateral and shall immediately notify Secured Party of any condition or event which may tend to impair the value of any or all of the Collateral.

            j. Debtor shall promptly pay any and all expenses incurred in the purchase, delivery, repair or use of the Collateral.

            k. Debtor shall segregate all cash or other liquid proceeds of any portion of the Collateral in a separate and segregated account in a bank or other financial institution approved by Secured Party. Debtor shall, and Secured Party may, notify such bank or financial institution with whom such deposit account is maintained that such deposit account is pledged as Collateral security under the terms of this Security and Pledge Agreement.

            l. Debtor shall give Secured Party prompt notice of all claims, actions and proceedings instituted or threatened against Debtor or affecting all or any part of the Collateral.

            m. Without Secured Party's prior written consent, Debtor shall not sell, transfer, pledge, hypothecate, lease or otherwise dispose of or abandon all or any part of the Collateral, other than inventory in the ordinary course of business.

            n. Debtor shall at all times provide and maintain at Debtor's cost, insurance coverage of the Collateral against loss or damage by fire, earthquake and other risks normally covered by extended insurance coverage, including without limitation, theft, burglary and other risks customarily insured against by companies engaged in businesses similar to that of Debtor. Each policy shall be in an amount, and upon such terms, and conditions and with such company as is reasonably satisfactory to Secured Party. Such insurance coverage shall be payable to both Secured Party and Debtor as their interests may appear.

            o. Debtor shall not undertake any acts which will modify the terms of any of the accounts, instruments or general intangibles which constitute a part of the Collateral without the prior written consent of Secured Party.

            p. Debtor assumes all risk and liability arising from the use and operation of the Collateral, either by negligence or otherwise, and hereby indemnifies and holds Secured Party harmless from and against any and all claims, costs, damages, losses, and expenses, but not limited to, attorneys' fees, arising out of or related to the Collateral, any loss or damage of any kind to any person or property caused by the Collateral, or its use and operation, or Debtor's performance under this Security and Pledge Agreement.

            q. Debtor will hold all proceeds of the Collateral in trust for Secured Party and will not commingle such proceeds with any other property.

            r. Debtor shall comply with all statutes, regulations and ordinances pertaining to the Collateral and the conduct of Debtor's activities and business; and if any suit or proceeding is initiated by or against Secured Party in connection with this Security and Pledge Agreement, Debtor shall make all of Debtor's personnel available to Secured Party and shall in all ways cooperate with Secured Party in the defense or prosecution of such suit or proceeding.

         4. Further Agreements of the Parties

         In connection with the Secured Party's rights to the Collateral, Debtor represents, warrants and agrees that:

            a. Debtor owns all right, title and interest in and to the Collateral and except as otherwise listed in Exhibit 4 attached hereto, Debtor has not pledged, granted a security interest in or hypothecated any of the Collateral.

             b. Secured Party is authorized to receive, retain and apply as additional security hereunder, any proceeds, distributions, substitutions and other receipts hereafter accruing to the Collateral and to notify any third party, including any party to a contract or other document which is part of the Collateral, of Secured Party's interest hereunder and to make any and all distributions or performances with respect to the Collateral directly to Secured Party. Debtor hereby expressly authorizes and instructs any such third party to act in accordance with the foregoing terms of this paragraph until it shall have received further written notice from Debtor and from the Secured Party and Debtor hereby indemnifies and holds harmless any such third party for acts taken hereunder prior to the receipt of such written notice; and

            c. At its option, Secured Party may discharge any liens, security interests, or other claims levied or made against the Collateral, may pay for the maintenance and preservation of the Collateral and, should Debtor fail or refuse to make any payment or perform any covenant or obligation or conditions required by the terms of any obligation secured by this Security and Pledge Agreement or hereunder, Secured Party may, in its sole discretion, and without notice to Debtor, perform or satisfy such covenant, condition or claim in such manner and to such extent as

Secured Party may deem necessary to protect the Collateral and the security of this Security and Pledge Agreement. In addition, Secured Party may extend the time for performance, waive performance, or otherwise modify the performance of the Obligations to the full extent which extension, waiver or modification might have been effected by Debtor as party thereto. In the event Secured Party shall take any action pursuant to this paragraph, then such action shall not in any respect release Debtor from any of the terms or conditions hereof or from performance of the obligations secured hereby strictly in accordance with their terms, and Debtor shall, upon demand, reimburse Secured Party for any payment made or any expense incurred by the Secured Party in performance pursuant to this paragraph together with interest thereon at the lesser of eighteen percent per annum or the highest lawful rate from the date any such payment or expense is incurred. The amount of any obligation of Debtor resulting from the terms of this paragraph shall be added to and shall be secured by this Security and Pledge Agreement and the security interest created hereby.

         5. Delivery of Pledged Securities. All certificates representing the Pledged Securities shall be delivered to the Secured Party by Debtor pursuant hereto endorsed in suitable form for transfer by endorsement and delivery by the Secured Party, and accompanied by any required transfer tax stamps, all in form and substance satisfactory to the Secured Party. In the event that Debtor receives any additional securities or non-cash distributions, with respect to Pledged Securities or substitute Collateral, Debtor will immediately pledge to Secured Party and deposit with the Secured Party certificates representing all such securities. All such securities constitute Collateral and are subject to all provisions of this Security and Pledge Agreement. Debtor shall instruct the issuer of any securities pledged pursuant to this Security and Pledge Agreement that all non-cash distributions with respect to those securities shall be delivered to Secured Party.

         6. Administration of Securities Collateral. The following provisions shall govern the administration of any securities pledged:

            a. Subject to the limitations of subsection 6(b), Debtor irrevocably constitutes and appoints Secured Party, whether or not the securities have been transferred into the name of Secured Party as Debtor's proxy with full power, in the same manner, to the same extent and with the same effect as if Debtor were to do the same, to exercise any and all voting and other consensual rights pertaining to the securities and to do all things that Debtor can do or could do as stockholder, giving Secured Party full power of substitution and revocation. This irrevocable proxy shall terminate at such time as this Security and Pledge Agreement is no longer in full force and effect and all Obligations are paid in full. The foregoing proxy is coupled with an interest sufficient in law to support an irrevocable power. Debtor hereby revokes any proxy or proxies heretofore given to any person or persons and agrees not to give any other proxies in derogation hereof until such time as this Security and Pledge Agreement is no longer in full force and effect.

            b. The foregoing irrevocable proxy shall be exercisable by Secured Party only upon (i) the occurrence and continuance of an Event of Default under this Security and Pledge Agreement, the Note or the Lease and (ii) the giving of written notice of the occurrence thereof to Debtor, and until such time:

               (1) Debtor shall be entitled to exercise any and all voting and other rights pertaining to the securities or any part thereof for any purpose not inconsistent with the terms of this Security and Pledge Agreement, the Agreement, or any document or instrument delivered or to be delivered pursuant to or in connection herewith or therewith; and

               (2) Secured Party shall execute and deliver (or cause to be executed and delivered) to Debtor all such proxies and other instruments as Debtor may reasonably request for the purpose of enabling it to exercise the voting and other rights which it is entitled to exercise pursuant to paragraph (1) above.

            c. Debtor covenants to promptly cause any of the Pledged
Securities which are unregistered to become registered with the Securities and Exchange Commission pursuant to any applicable registration rights agreements. Upon such registration, Debtor hereby agrees to cause, subject to the applicable consent provisions herein, such Pledged Securities to be sold as quickly as is reasonable prudent. Debtor acknowledges that proceeds of such sale shall be used to partially prepay the Promissory Note as provided therein.

            d. If Secured Party consents to a sale of any of the Pledged Securities, then upon consummation of the sale Debtor shall promptly notify Secured Party of such sale and the amount of proceeds received. Debtor shall segregate all cash or other proceeds in an account, including a brokerage account, at an institution approved by Secured party. Debtor shall notify such institution that such account is pledged hereunder. Pursuant to the terms of the Agreement and Note, such proceeds shall be paid directly to Secured Party in partial satisfaction of the Debt.

         7. Events of Default

         Debtor shall be in default under the terms of this Security and Pledge Agreement and the obligations secured by this Security and Pledge Agreement upon the happening of any of the following events or conditions:

            a. Upon default in the payment or performance of any obligation secured hereby or of any covenant or condition in this Security and Pledge Agreement;

            b. If any material part of the Collateral is lost, stolen, damaged or destroyed, or any levy, lien, seizure or attachment including without limitation, any federal or state tax lien, is made thereof or thereon and such loss, theft, damage or destruction is not replaced or repaired, or such levy, seizure or attachment is not removed within five (5) days after the date thereof; and

            c. If Debtor shall make any assignment for the benefit of creditors; if a receiver shall at any time be appointed for any of the assets of Debtor; or if a petition is filed by or against Debtor, either voluntarily or involuntarily under any bankruptcy or insolvency laws.

         8.  Rights upon Default

         Upon such default and at any time thereafter, Secured Party shall have, and may take in any order and without waiving its right to subsequent election or any alternative remedy:

            a. All of the remedies of a Secured Party under the California Uniform Commercial Code, as now or hereafter in effect;

            b. All remedies provided to it under any of the terms of any obligation secured hereby;

            c. All other remedies afforded by applicable law;

            d. Secured Party may assemble the Collateral, but shall give
Debtor reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. The requirements of reasonable notice shall be met if such notice is mailed, postage prepaid, to the address of Debtor shown hereinabove at least five (5) days before the time of the sale or disposition. Secured Party may be a purchaser at any such sale. Expenses of retaking, holding, preparing for sale, selling or the like shall include Secured Party's reasonable attorneys' fees and legal expenses;

            e. Without breach of the peace and without notice to Debtor, Secured Party may enter any premises of Debtor to search for, take and store any of the Collateral or any records thereof and to keep and store the Collateral or any records thereof at the Debtor's premises without cost or expense to Secured Party;

            f. Secured Party may withhold, retain and apply in offset any monies owed to Debtor against the total amounts due to Secured Party hereunder and secured by this Security and Pledge
Agreement; and

            g. All of the foregoing rights may be exercised concurrently or in such order as the Secured Party may determine.
Failure of Secured Party to exercise any rights it may have upon the Debtor's default hereunder or under the terms of any obligation secured hereby shall not be deemed a waiver of its rights thereupon or to be a release of Debtor from any obligation hereunder or under the terms of said obligations secured hereby unless such waiver or release is given in writing by Secured Party, and in the event thereof, no such waiver shall be deemed to constitute a waiver of any succeeding default.

         9. General Provisions

            a. Debtor hereby waives insofar as legally possible any and all rights to notice, demand or other action of Secured Party precedent to the institution of legal action upon obligations hereof.

            b. Upon delivery of reasonable written or telephonic notice, Secured Party shall be entitled to enter the place of business of Debtor during normal business hours to inspect the Collateral.

            c. In the event that now or at any time hereafter there are more debtors or successors in interest to Debtor in the Collateral, they shall be jointly and severally liable hereunder. Unless otherwise defined herein, words used have the meanings given them in the Uniform Commercial Code as adopted in the State of California. All exhibits to this Security and Pledge Agreement are incorporated by reference. In this Security and Pledge Agreement, whenever and whereafter the context so requires, the singular shall include the plural, and the masculine, the feminine or neuter gender, or vice versa. In the event of any action or proceeding arising out of or related to this Security and Pledge Agreement, the prevailing party shall be entitled to recover from the losing party all costs of such proceeding including, without limitation, reasonable attorneys' and expert witnesses' fees whether or not such proceeding is prosecuted to judgment. All agreements, covenants, conditions and provisions of this Security and Pledge Agreement shall apply to and bind the heirs, executors, administrators and assigns of all parties hereto, and all the successors in interest of Debtor in the Collateral.

            d. This Security and Pledge Agreement may be executed in counterparts; each executed counterpart hereof shall constitute an original; all shall constitute but one and the same Security and Pledge Agreement which shall become effective when it is signed and delivered by Debtor.

         IN WITNESS WHEREOF, the parties have caused this Security and Pledge Agreement to be executed as of the date first above written.

                                        Debtor:


                                        /s/ Victor Gura, M.D.
                                        VICTOR GURA, M.D., an individual



                                        Secured Party:

                                        SUMMIT HOSPITAL CORPORATION, a
                                        California corporation,



                                        By: /s/ Ronald P. Soltman
                                        Name: Ronald P. Soltman
                                        Its:  Senior Vice President

                                   EXHIBIT 1a

                               Pledged Securities


      110 Shares of the Common Stock of Los Angeles Community Dialysis Inc., a California corporation.

      675 Shares of the Common Stock of Medipace Medical Group, Inc., a California corporation.

   93,500 Shares of the Common Stock of Sargent, Inc., a Delaware corporation

                                   EXHIBIT 1b

                               Excluded Securities

      565 Shares of the Common Stock of Los Angeles Community Dialysis Inc., a California corporation.

                                   EXHIBIT 1c

                                Excluded Property

                                      None

                                    EXHIBIT 4

                                 Existing Liens

                                      None

                                    EXHIBIT C


                          SECURITY AND PLEDGE AGREEMENT


         This Security and Pledge Agreement is entered into as of May 10 , 1996, by and between MEDIPACE MEDICAL GROUP, INC., a California corporation, whose principal address is 5901 West Olympic Boulevard, Suite 300, Los Angeles, CA 90036 ("Debtor"), and SUMMIT HOSPITAL CORPORATION, a California corporation, whose principal address is 3401 West End Avenue, Suite 700, Nashville, TN 37203 ("Secured Party").

                                    RECITALS

         C. Pursuant to the terms of that certain Agreement, dated as of May 10, 1996 (the "Agreement") by and among Debtor, Midway Hospital Medical Center, Inc., a California corporation ("Midway") and Brotman Partners, L.P., a California limited partnership ("Brotman") (Midway and Brotman may be referred to herein as the "OrNda Affiliates"), the parties to the Agreement have agreed upon the outstanding obligations owed by Debtor and Victor Gura, M.D. ("Gura") to the OrNda Affiliates (the "Debt"). To evidence such indebtedness, Debtor and Gura, jointly and severally, have delivered to Secured Party a Promissory Note dated the date hereof (the "Note") in the original principal amount of the balance of the Debt. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.

         D. As a material inducement to OrNda Affiliates to execute the Agreement, Debtor has agreed to pledge as security for the Note and payment under the Lease the Collateral described herein.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

         1. Creation of Security Interest and Description of
Collateral

            a. Debtor hereby grants, assigns and pledges as security and conveys to Secured Party, a security interest in all of the following personal property of Debtor, now owned or hereafter acquired (the "Collateral"):

               (1)      All rights to payment of money, whether
due or to become due, including, without limitation, any right to payment for goods sold or leased, or to be sold or leased, or for services rendered or to be rendered, no matter how evidenced and whether or not earned by performance, any account, accounts receivable, instruments, and chattel paper;

               (2)      All inventory including, without
limitation, goods, merchandise, raw materials, work in progress, finished and unfinished goods, and other tangible personal property held for sale or lease or furnished or to be furnished under contracts of service or used or consumed in Debtor's business;

               (3)      All equipment, furniture and fixtures,
including, without limitation, all personal property or fixtures, wherever situated including all substitutions, accretions, component parts, replacements and additions;

               (4)      All general intangibles, including
without limitation, good will, trademarks, trade names, trade secrets, licenses, franchises, permits, customer lists, income tax refund claims, copyrights, processes, patents, patent rights, patent applications, inventions, royalties and commissions, general and limited partnership interests, whether partnership assets constitute real or personal property, and proceeds from such partnership interests;

               (5)      All securities of Debtor (collectively
and severally, the "Pledged Securities"), including but not limited to those securities included on Exhibit 1a hereto and incorporated herein by this reference, and all new, substituted and additional securities issued with respect thereto; together with all voting or other rights now or hereafter exercisable and all cash and noncash dividends and all other property now or hereafter receivable with respect to any of the foregoing. The Pledged Securities shall exclude those securities included on Exhibit 1b hereto.

            b. The Collateral shall include and this Security and Pledge Agreement shall cover any and all of the proceeds, increases, accretions, and products of all of the personal property which is, or hereafter becomes, subject to this Security and Pledge Agreement and any property which the Debtor may receive upon the sale, exchange, collection or other disposition of any portion of the Collateral or proceeds thereof, including without limitation, insurance proceeds.

            c. The Collateral shall not include the personal property set forth on Exhibit 1c hereto.

         2. Secured Obligations

         The security interest granted herein shall secure the payment and performance of each of the following obligations ("Obligations") now or hereafter existing:

            a. All rent and rental due and all other obligations, advances, and other extensions of credit now or hereafter made pursuant to the Lease;

            b. All payments due under the terms of the Note and all loans, advances, extensions of credit and other obligations of Debtor to Secured Party, direct or indirect, absolute or contingent, joint or several, whether or not otherwise secured;

            c. Debtor's obligation to pay all amounts advanced, expended or incurred by Secured Party resulting from Debtor's failure to perform any term, covenant or condition of this Security and Pledge Agreement or resulting from Debtor's breach of any representation or warranty made by Debtor to Secured Party under this Security and Pledge Agreement or otherwise; and

            d. Debtor's obligation to pay all amounts advanced, expended or incurred by Secured Party under the terms of this Security and Pledge Agreement, or for the maintenance or preservation of the Collateral.

         3. Covenants of Debtor

            a. Debtor shall maintain complete and accurate books and records with respect to the Collateral at its principal place of business in a form and substance satisfactory to Secured Party. Secured Party shall at all times be afforded access to Debtor's books and records and may inspect, audit and make copies of any and all part of such books and records and any data relating to the Collateral, and Secured Party shall have free access to and the right to obtain and copy any computer information held by Debtor or third parties pertaining to the Collateral. At Secured Party's request, Debtor will provide to Secured Party balance sheets, earnings statements and other financial data reasonably requested by Secured Party.

            b. Debtor will pay and perform all obligations when due, including without limitation, all obligations under this Security and Pledge Agreement.

            c. Debtor will appear in and defend any and all lawsuits and proceedings of any type which in Secured Party's opinion may affect the Collateral. Debtor shall pay all costs and expenses including reasonable attorneys' fees in appearing and defending such lawsuits and proceedings.

            d. At Secured Party's request, Debtor shall deliver to Secured Party any and all instruments and other documents as Secured Party may request relating to all or any part of the Collateral.

            e. Debtor will make any and all notations in Debtor's books and records requested by Secured Party relating to all or any part of the Collateral.

            f. Debtor shall execute any and all documents and instruments, including any specified by Secured Party, to evidence, effectuate, perfect, maintain, preserve and protect Secured Party's security interest in the Collateral.

            g. Debtor shall post such notices as Secured
Party may designate upon the Collateral or in or about the areas where the Collateral may be located.

            h. Debtor shall affix to all items of tangible
Collateral such plate or sticker as Secured Party may, at any time, designate.

            i. Debtor shall notify Secured Party immediately of any theft, loss, destruction of, or damage to any or all of the Collateral and shall immediately notify Secured Party of any condition or event which may tend to impair the value of any or all of the Collateral.

            j. Debtor shall promptly pay any and all expenses incurred in the purchase, delivery, repair or use of the Collateral.

            k. Debtor shall segregate all cash or other liquid proceeds of any portion of the Collateral in a separate and segregated account in a bank or other financial institution approved by Secured Party. Debtor shall, and Secured Party may, notify such bank or financial institution with whom such deposit account is maintained that such deposit account is pledged as Collateral security under the terms of this Security and Pledge Agreement.

            l. Debtor shall give Secured Party prompt notice of all claims, actions and proceedings instituted or threatened against Debtor or affecting all or any part of the Collateral.

            m. Without Secured Party's prior written consent, Debtor shall not sell, transfer, pledge, hypothecate, lease or otherwise dispose of or abandon all or any part of the Collateral, other than inventory in the ordinary course of business.

            n. Debtor shall at all times provide and maintain at Debtor's cost, insurance coverage of the Collateral against loss or damage by fire, earthquake and other risks normally covered by extended insurance coverage, including without limitation, theft, burglary and other risks customarily insured against by companies engaged in businesses similar to that of Debtor. Each policy shall be in an amount, and upon such terms, and conditions and with such company as is reasonably satisfactory to Secured Party. Such insurance coverage shall be payable to both Secured Party and Debtor as their interests may appear.

            o. Debtor shall not undertake any acts which will modify the terms of any of the accounts, instruments or general intangibles which constitute a part of the Collateral without the prior written consent of Secured Party.

            p. Debtor assumes all risk and liability arising from the use and operation of the Collateral, either by negligence or otherwise, and hereby indemnifies and holds Secured Party harmless from and against any and all claims, costs, damages, losses, and expenses, but not limited to, attorneys' fees, arising out of or related to the Collateral, any loss or damage of any kind to any person or property caused by the Collateral, or its use and operation, or Debtor's performance under this Security and Pledge Agreement.

            q. Debtor will hold all proceeds of the
Collateral in trust for Secured Party and will not commingle such proceeds with any other property.

            r. Debtor shall comply with all statutes, regulations and ordinances pertaining to the Collateral and the conduct of Debtor's activities and business; and if any suit or proceeding is initiated by or against Secured Party in connection with this Security and Pledge Agreement, Debtor shall make all of Debtor's personnel available to Secured Party and shall in all ways cooperate with Secured Party in the defense or prosecution of such suit or proceeding.

         4. Further Agreements of the Parties

         In connection with the Secured Party's rights to the Collateral, Debtor represents, warrants and agrees that:

            a. Debtor owns all right, title and interest in and to the Collateral and except as otherwise listed in Exhibit 4 attached hereto, Debtor has not pledged, granted a security interest in or hypothecated any of the Collateral.

            b. Secured Party is authorized to receive, retain and apply as additional security hereunder, any proceeds, distributions, substitutions and other receipts hereafter accruing to the Collateral and to notify any third party, including any party to a contract or other document which is part of the Collateral, of Secured Party's interest hereunder and to make any and all distributions or performances with respect to the Collateral directly to Secured Party. Debtor hereby expressly authorizes and instructs any such third party to act in accordance with the foregoing terms of this paragraph until it shall have received further written notice from Debtor and from the Secured Party and Debtor hereby indemnifies and holds harmless any such third party for acts taken hereunder prior to the receipt of such written notice; and

            c. At its option, Secured Party may discharge any liens, security interests, or other claims levied or made against the Collateral, may pay for the maintenance and preservation of the Collateral and, should Debtor fail or refuse to make any payment or perform any covenant or obligation or conditions required by the terms of any obligation secured by this Security and Pledge Agreement or hereunder, Secured Party may, in its sole discretion, and without notice to Debtor, perform or satisfy such covenant, condition or claim in such manner and to such extent as Secured Party may deem necessary to protect the Collateral and the security of this Security and Pledge Agreement. In addition, Secured Party may extend the time for performance, waive performance, or otherwise modify the performance of the Obligations to the full extent which extension, waiver or modification might have been effected by Debtor as party thereto. In the event Secured Party shall take any action pursuant to this paragraph, then such action shall not in any respect release Debtor from any of the terms or conditions hereof or from performance of the obligations secured hereby strictly in accordance with their terms, and Debtor shall, upon demand, reimburse Secured Party for any payment made or any expense incurred by the Secured Party in performance pursuant to this paragraph together with interest thereon at the lesser of eighteen percent per annum or the highest lawful rate from the date any such payment or expense is incurred. The amount of any obligation of Debtor resulting from the terms of this paragraph shall be added to and shall be secured by this Security and Pledge Agreement and the security interest created hereby.

         5. Delivery of Pledged Securities. All certificates representing the Pledged Securities shall be delivered to the Secured Party by Debtor pursuant hereto endorsed in suitable form for transfer by endorsement and delivery by the Secured Party, and accompanied by any required transfer tax stamps, all in form and substance satisfactory to the Secured Party. In the event that Debtor receives any additional securities or non-cash distributions, with respect to Pledged Securities or substitute Collateral, Debtor will immediately pledge to Secured Party and deposit with the Secured Party certificates representing all such securities. All such securities constitute Collateral and are subject to all provisions of this Security and Pledge Agreement. Debtor shall instruct the issuer of any securities pledged pursuant to this Security and Pledge Agreement that all non-cash distributions with respect to those securities shall be delivered to Secured Party.

         6. Administration of Securities Collateral. The following provisions shall govern the administration of any securities pledged:

            a. Subject to the limitations of subsection
6(b), Debtor irrevocably constitutes and appoints Secured Party, whether or not the securities have been transferred into the name of Secured Party as Debtor's proxy with full power, in the same manner, to the same extent and with the same effect as if Debtor were to do the same, to exercise any and all voting and other consensual rights pertaining to the securities and to do all things that Debtor can do or could do as stockholder, giving
Secured Party full power of substitution and revocation. This irrevocable proxy shall terminate at such time as this Security and Pledge Agreement is no longer in full force and effect and all Obligations are paid in full. The foregoing proxy is coupled with an interest sufficient in law to support an irrevocable power. Debtor hereby revokes any proxy or proxies heretofore given to any person or persons and agrees not to give any other proxies in derogation hereof until such time as this Security and Pledge Agreement is no longer in full force and effect.

            b. The foregoing irrevocable proxy shall be exercisable by Secured Party only upon (i) the occurrence and continuance of an Event of Default under this Security and Pledge Agreement, the Note or the Lease and (ii) the giving of written notice of the occurrence thereof to Debtor, and until such time:

               (1) Debtor shall be entitled to exercise any and all voting and other rights pertaining to the securities or any part thereof for any purpose not inconsistent with the terms of this Security and Pledge Agreement, the Agreement, or any document or instrument delivered or to be delivered pursuant to or in connection herewith or therewith; and

               (2)      Secured Party shall execute and deliver
(or cause to be executed and delivered) to Debtor all such proxies and other instruments as Debtor may reasonably request for the purpose of enabling it to exercise the voting and other rights which it is entitled to exercise pursuant to paragraph (1) above.

            c. Debtor covenants to promptly cause any of the Pledged Securities which are unregistered to become registered with the Securities and Exchange Commission pursuant to any applicable registration rights agreements. Upon such registration, Debtor hereby agrees to cause, subject to the applicable consent provisions herein, such Pledged Securities to be sold as quickly as is reasonable prudent. Debtor acknowledges that proceeds of such sale shall be used to partially prepay the Promissory Note as provided therein.

            d. If Secured Party consents to a sale of any of the Pledged Securities, then upon consummation of the sale Debtor shall promptly notify Secured Party of such sale and the amount of proceeds received. Debtor shall segregate all cash or other proceeds in an account, including a brokerage account, at an institution approved by Secured party. Debtor shall notify such institution that such account is pledged hereunder. Pursuant to the terms of the Agreement and Note, such proceeds shall be paid directly to Secured Party in partial satisfaction of the Debt.

         7. Events of Default

         Debtor shall be in default under the terms of this Security and Pledge Agreement and the obligations secured by this Security and Pledge Agreement upon the happening of any of the following events or conditions:

            a. Upon default in the payment or performance of any obligation secured hereby or of any covenant or condition in this Security and Pledge Agreement;

            b. If any material part of the Collateral is lost, stolen, damaged or destroyed, or any levy, lien, seizure or attachment including without limitation, any federal or state tax lien, is made thereof or thereon and such loss, theft, damage or destruction is not replaced or repaired, or such levy, seizure or attachment is not removed within five (5) days after the date thereof; and

            c. If Debtor shall make any assignment for the benefit of creditors; if a receiver shall at any time be appointed for any of the assets of Debtor; or if a petition is filed by or against Debtor, either voluntarily or involuntarily under any bankruptcy or insolvency laws.

         8. Rights upon Default

         Upon such default and at any time thereafter, Secured Party shall have, and may take in any order and without waiving its right to subsequent election or any alternative remedy:

            a. All of the remedies of a Secured Party under the California Uniform Commercial Code, as now or hereafter in effect;

            b. All remedies provided to it under any of the terms of any obligation secured hereby;

            c. All other remedies afforded by applicable law;

            d. Secured Party may assemble the Collateral, but shall give Debtor reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. The requirements of reasonable notice shall be met if such notice is mailed, postage prepaid, to the address of Debtor shown hereinabove at least five (5) days before the time of the sale or disposition. Secured Party may be a purchaser at any such sale. Expenses of retaking, holding, preparing for sale, selling or the like shall include Secured Party's reasonable attorneys' fees and legal expenses;

            e. Without breach of the peace and without notice to Debtor, Secured Party may enter any premises of Debtor to search for, take and store any of the Collateral or any records thereof and to keep and store the Collateral or any records thereof at the Debtor's premises without cost or expense to Secured Party;

            f. Secured Party may withhold, retain and apply in offset any monies owed to Debtor against the total amounts due to Secured Party hereunder and secured by this Security and Pledge Agreement; and

            g. All of the foregoing rights may be exercised concurrently or in such order as the Secured Party may determine. Failure of Secured Party to exercise any rights it may have upon the Debtor's default hereunder or under the terms of any obligation secured hereby shall not be deemed a waiver of its rights thereupon or to be a release of Debtor from any obligation hereunder or under the terms of said obligations secured hereby unless such waiver or release is given in writing by Secured Party, and in the event thereof, no such waiver shall be deemed to constitute a waiver of any succeeding default.

         9. General Provisions

            a. Debtor hereby waives insofar as legally possible any and all rights to notice, demand or other action of Secured Party precedent to the institution of legal action upon obligations hereof.

            b. Upon delivery of reasonable written or telephonic notice, Secured Party shall be entitled to enter the place of business of Debtor during normal business hours to inspect the Collateral.

            c. In the event that now or at any time
hereafter there are more debtors or successors in interest to Debtor in the Collateral, they shall be jointly and severally liable hereunder. Unless otherwise defined herein, words used have the meanings given them in the Uniform Commercial Code as adopted in the State of California. All exhibits to this Security and Pledge Agreement are incorporated by reference. In this Security and Pledge Agreement, whenever and whereafter the context so requires, the singular shall include the plural, and the masculine, the feminine or neuter gender, or vice versa. In the event of any action or proceeding arising out of or related to this Security and Pledge Agreement, the prevailing party shall be entitled to recover from the losing party all costs of such proceeding including, without limitation, reasonable attorneys' and expert witnesses' fees whether or not such proceeding is prosecuted to judgment. All agreements, covenants, conditions and provisions of this Security and Pledge Agreement shall apply to and bind the heirs, executors, administrators and assigns of all parties hereto, and all the successors in interest of Debtor in the Collateral.

            d. This Security and Pledge Agreement may be executed in counterparts; each executed counterpart hereof shall constitute an original; all shall constitute but one and the same Security and Pledge Agreement which shall become effective when it is signed and delivered by Debtor.

         IN WITNESS WHEREOF, the parties have caused this Security and Pledge Agreement to be executed as of the date first above written.

                                             Debtor:

                                             MEDIPACE MEDICAL GROUP, INC., a
                                             California corporation,



                                             By: /s/ Victor Gura, M.D.
                                             Name: Victor Gura, M.D.
                                             Its:  President


                                             Secured Party:

                                             SUMMIT HOSPITAL CORPORATION, a
                                             California corporation,



                                             By: /s/ Ronald P. Soltman
                                             Name: Ronald P. Soltman
                                             Its:  Senior Vice President

                                   EXHIBIT 1a

                               Pledged Securities


550,000 Shares of the Common Stock of Sargent, Inc., a Delaware corporation.

                                   EXHIBIT 1b

                               Excluded Securities

450,000           Shares of the Common Stock of Sargent, Inc., a
                  Delaware corporation.

                                    EXHIBIT D

                             SECURED PROMISSORY NOTE

$1,883,933.93                                                     April 1, 1996
                                                         Los Angeles, California

         At the times hereinafter stated, for value received, each of Medipace Medical Group, Inc., a California corporation ("Medipace") and Victor Gura, M.D. (collectively "Obligors"), jointly and severally promise to pay to Summit Hospital Corporation, a California corporation, or order ("Obligee"), at such place as may be designated in writing, the principal sum of $1,883,933.93 in lawful money of the United States of America, with interest from the date hereof on unpaid principal at the rate per annum as announced by Citibank, N.A. as of the date of this Promissory Note as its prime rate, plus two percent (2%) (the "Promissory Note"). Payments shall be payable in nine (9) monthly payments of all accrued and unpaid interest, as of each payment date, on the first day of each month commencing May 1, 1996 and ending on January 1, 1997, and thereafter in seventy-five (75) equal monthly installments of $34,122.00 each, payable on the first date of each month commencing February 1, 1997, with the balance of the principal amount of the obligation on this Promissory Note and all accrued and unpaid interest thereon payable on April 1, 2003.

         Obligors may prepay at any time the outstanding principal and accrued interest in whole or in part at any time without penalty. Obligors shall make a prepayment to Obligee within three (3) days of the sale of any of the "Pledged Securities" as that term is defined in those certain Security and Pledge Agreements dated of even date herewith by and between Obligors and Obligee. The amount of each prepayment shall equal the amount of proceeds from the sale of the Pledged Securities. Any prepayment shall be applied to principal payments due hereunder in the inverse order of their maturity. All regularly scheduled payments under this Promissory Note shall be first attributed to accrued and unpaid interest owing hereunder, and thereafter to the principal amount of the obligation on this Promissory Note.

         The obligation underlying this Promissory Note is secured pursuant to the terms of: those certain Security and Pledge Agreement, by and between each of the Obligors and Obligee, dated May 10, 1996; that certain Third Party Pledge Agreement, dated May 10, 1996, by and among Obligors, Obligee and Avraham Uncyk, M.D.; that certain Third Party Pledge Agreement, dated May 10, 1996, by and among Obligors, Obligee and Ronald Lang, M.D.; and that certain Guaranty dated May 10, 1996, by Avraham Uncyk, M.D. and Ronald Lang, M.D. in favor of Obligor.

         If default occurs on the payment of any installment when due and that default is not cured by Obligors within ten (10) days after receipt of written notice of default, or in the event of a default under the terms of that certain Lease Agreement, dated May 1, 1995, by and between Medipace and Midway Hospital Medical Center, Inc., an affiliate of Obligee, which default shall remain uncured in accordance with the terms of such Lease Agreement, then the whole sum of principal and all interest accrued thereon shall become immediately due and payable at the option of the holder hereof. If this

Promissory Note or any portion hereof is not paid when due, then Obligors promise to pay all costs of collection and reasonable attorneys' fees incurred by the holder hereof for collection.

         If the holder of this Promissory Note refers it to an attorney for collection or seeks legal advice following a default under this Promissory Note, or if an action is instituted on this Promissory Note, or any other judicial or non-judicial action is instituted by the holder hereof, or any other person and an attorney is employed by the holder to appear in such action or proceeding, the undersigned and every endorser and guarantor hereof, and every person who assumes the obligations evidenced by this Promissory Note, jointly and severally promise to pay reasonable attorneys' fees for services performed by the holder's attorney, and all costs and expenses incurred incident to such employment. The undersigned and every endorser hereof waives diligence, demand, presentment for payment, notice of non-payment, protest and notice of protest, notice of dishonor of this Promissory Note, and expressly agrees that at the option of the holder, this Promissory Note or any payment hereunder may be extended from time to time and further consent to the acceptance of security for this Promissory Note, all without in any manner affecting the liability of the undersigned, endorsers or guarantors hereof.

         This Promissory Note shall be construed and interpreted in accordance with the laws of the State of California. Any dispute arising under this Promissory Note, whether during the term of this Promissory Note or at any subsequent time, shall be resolved exclusively in the courts of the State of California.

         The undersigned Obligors have executed this Promissory Note as of the date first written above at Los Angeles, California.

                                       "Obligors"

                                        MEDIPACE MEDICAL GROUP, INC.,
                                        a California corporation



                                        By:  /s/ Victor Gura, M.D.
                                             Victor Gura, M.D., President


                                             /s/ Victor Gura, M.D.
                                             Victor Gura, M.D.

                                    EXHIBIT E

                                    GUARANTY


         This Payment Guaranty ("Guaranty") is made as of May 10, 1996, by RONALD LANG, M.D. and AVRAHAM UNCYK, M.D. (each a "Guarantor") in favor of SUMMIT HOSPITAL CORPORATION, a California corporation, ("SHC").

                               FACTUAL BACKGROUND

         A. Medipace Medical Group, Inc. a California corporation ("Medipace") and Victor Gura, M.D. ("Gura", and collectively with Medipace, "Debtor") has outstanding obligations (defined in Section 2 as the "Debt") to Midway Hospital Medical Center, Inc., a California corporation and Brotman Partners, L.P., a California general partnership (collectively, "the OrNda Affiliates"). The OrNda Affiliates have agreed to modify certain obligations of Debtor to them and to forbear in the exercise of certain rights against Debtor relating to the Debt.

         B. The Debt is evidenced by a promissory note (the "Note") made payable to SHC in the original principal amount of $1,883,933.93.

         C. Guarantor is executing this Guaranty to induce the OrNda Affiliates to modify certain obligations of Debtor to them and to forbear in the exercise of certain rights against Debtor.

         In consideration of the foregoing recitals, Guarantor hereby agrees as follows:

                                    GUARANTY

         1. Guaranty of Debt. Guarantor unconditionally guaranties to SHC the full payment of the Debt, and unconditionally agrees to pay SHC the full amount of the Debt. If Debtor defaults in the payment when due of the Debt or any part of it, Guarantor shall in lawful money of the United States pay to SHC or order, on demand, all sums due and owing on the Debt, including all interest, charges, fees and other sums, costs and expenses.

         2. Debt. In this Guaranty, the term "Debt" is broadly defined to mean and include: (i) all primary, secondary, direct, indirect, fixed and contingent obligations of Debtor to pay principal, interest, prepayment charges, late charges and any other fees, charges, sums, costs and expenses which may be owing at any time under the Note, as any or all of them may from time to time be modified, amended, extended or renewed; and (ii) all payments, charges, sums, costs and expenses which may be owing at any time under the Lease as defined in that certain Agreement by and among the OrNda Affiliates and Debtor of even date therewith
(the "Agreement"). If the amount outstanding under the Debt (or of any obligation included in the term "Debt" as defined in this Guaranty) is determined by a court of competent jurisdiction, that determination shall be conclusive and binding on Guarantor, regardless of whether Guarantor was a party to the proceeding in which the determination was made or not.

         3. Rights of SHC. Guarantor authorizes SHC to perform any or all of the following acts at any time in its sole discretion, all without notice to Guarantor and without affecting Guarantor's obligations under this Guaranty:

            a. SHC may alter any terms of the Debt or any part of it, including renewing, compromising, extending or accelerating, or otherwise changing the time for payment of, or increasing or decreasing the rate of interest on, the Debt or any part of it;

            b. SHC may take and hold security for the Debt or this Guaranty, accept additional or substituted security for either, and subordinate, exchange, enforce, waive, release, compromise, fail to perfect and sell or otherwise dispose of any such security;

            c. SHC may direct the order and manner of any sale of all or any part of any security now or later to be held for the Debt or this Guaranty, and SHC may also bid at any such sale;

            d. SHC may apply any payments or recoveries from Debtor, Guarantor or any other source, and any proceeds of any security, to the Debt in such manner, order and priority as SHC may elect, whether or not those obligations are guarantied by this Guaranty or secured at the time of the application;

            e. SHC may release Debtor of its liability for the Debt or any part of it;

            f. SHC may substitute, add or release any one or more guarantors or endorsers; and

            g. In addition to the Debt, SHC may extend other credit to Debtor, and may take and hold security for the credit so extended, all without affecting Guarantor's liability under this Guaranty.

         4. Guaranty to be Absolute. Guarantor expressly agrees that until the Debt is paid and performed in full and each and every term, covenant and condition of this Guaranty is fully performed, Guarantor shall not be released by or because of:

            a. Any act or event which might otherwise discharge, reduce, limit or modify Guarantor's obligations under this Guaranty;

            b. Any waiver, extension, modification, forbearance, delay or other act or omission of SHC, or its failure to proceed promptly or otherwise as against Debtor, Guarantor or any security;

            c. Any action, omission or circumstance which might increase the likelihood that Guarantor may be called upon to perform under this Guaranty or which might affect the rights or remedies of Guarantor as against Debtor; or

            d. Any dealings occurring at any time between Debtor and SHC, whether relating to the Debt or otherwise.

               Guarantor hereby expressly waives and surrenders any defense to its liability under this Guaranty based upon any of the foregoing acts, omissions, agreements, waivers or matters. It is the purpose and intent of this Guaranty that the obligations of Guarantor under it shall be absolute and unconditional under any and all circumstances.

         5. Guarantor's Waivers.  Guarantor waives:

            a. All statutes of limitations as a defense to any action or proceeding brought against Guarantor by SHC, to the fullest extent permitted by law;

            b. Any right it may have to require SHC to proceed against Debtor, proceed against or exhaust any security held from Debtor, or pursue any other remedy in SHC's power to pursue;

            c. Any defense based on any claim that Guarantor's obligations exceed or are more burdensome than those of Debtor;

            d. Any defense based on: (i) any legal disability of Debtor,
(ii) any release, discharge, modification, impairment or limitation of the liability of Debtor to SHC from any cause, whether consented to by SHC or arising by operation of law or from any bankruptcy or other voluntary or involuntary proceeding, in or out of court, for the adjustment of debtor-creditor relationships ("Insolvency Proceeding") and (iii) any rejection or disaffirmance of the Debt, or any part of it, or any security held for it, in any such Insolvency Proceeding;

            e. Any defense based on any action taken or omitted by SHC in any Insolvency Proceeding involving Debtor, including any election to have SHC's claim allowed as being secured, partially secured or unsecured, any extension of credit by SHC to Debtor in any Insolvency Proceeding, and the taking and holding by SHC of any security for any such extension of credit;

            f. All presentments, demands for performance, notices of nonperformance, protests, notices of protest, notices of dishonor, notices of acceptance of this Guaranty and of the existence, creation, or incurring of new or additional indebtedness, and demands and notices of every kind except for any demand or notice by SHC to Guarantor expressly provided for in Section 1; and

            g. Any defense based on or arising out of any defense that Debtor may have to the payment or performance of the Debt or any part of it.

         6. Waivers of Subrogation and Other Rights.

            a. Upon a default by Debtor, SHC in its sole discretion, without prior notice to or consent of Guarantor, may elect to: (i) foreclose either judicially or nonjudicially against any real or personal property security it may hold for the Debt, (ii) accept a transfer of any such security in lieu of foreclosure, (iii) compromise or adjust the Debt or any part of it or make any other accommodation with Debtor or Guarantor, or (iv) exercise any other remedy against Debtor or any security. No such action by SHC shall release or limit the liability of Guarantor, who shall remain liable under this Guaranty after the action, even if the effect of the action is to deprive Guarantor of any subrogation rights, rights of indemnity, or other rights to collect reimbursement from Debtor for any sums paid to SHC, whether contractual or arising by operation of law or otherwise. Guarantor expressly agrees that under no circumstances shall it be deemed to have any right, title, interest or claim in or to any real or personal property to be held by SHC or any third party after any foreclosure or transfer in lieu of foreclosure of any security for the Debt.

            b. Regardless of whether Guarantor may have made any payments to SHC, Guarantor hereby waives: (i) all rights of subrogation, all rights of indemnity, and any other rights to collect reimbursement from Debtor for any sums paid to SHC, whether contractual or arising by operation of law (including the United States Bankruptcy Code or any successor or similar statute) or otherwise, (ii) all rights to enforce any remedy that SHC may have against Debtor, and (iii) all rights to participate in any security now or later to be held by SHC for the Debt. The waivers given in this subsection 6(b) shall be effective until the Debt has been paid and performed in full.

            c. Without limiting the generality of the waivers set forth in subsections 6(a) and 6(b) above, Guarantor hereby expressly waives: (i) any defense arising because of SHC's election, in any proceeding instituted under the Federal Bankruptcy Code, of any application of Section IIII(b)(2) of the Federal Bankruptcy Code, (ii) any defense based on any borrowing or grant of a security interest under Section 364 of the Federal Bankruptcy Code, and (iii) any and all rights, defenses and benefits otherwise available to Guarantor pursuant to California Civil Code Section 2809, 2810, 2819, 2839, 2845 through 2847, 2849, 2850, 2899 and 3433, and pursuant to California Code of Civil Procedure Sections 580a, 580b, 580d and 726.

         7. Revival and Reinstatement. If SHC is required to pay, return or restore to Debtor or any other person any amounts previously paid on the Debt because of any Insolvency Proceeding of Debtor, any stop notice or any other reason, the obligations of Guarantor shall be reinstated and revived as to all amounts so paid, returned or restored to Debtor and the rights of SHC shall continue with regard to such amounts, all as though they had never been paid.

         8. Debtor's Financial Condition. Before signing this Guaranty, Guarantor investigated the financial condition and business operations of Debtor and such other matters as Guarantor deemed appropriate to assure itself of Debtor's ability to discharge the Debt. Guarantor assumes full responsibility for that due diligence, as well as for keeping informed of all matters which may affect Debtor's ability to pay and perform its obligations to SHC. SHC has no duty to disclose to Guarantor any information which SHC may have or receive about Debtor's financial condition, business operations, or any other circumstances bearing on its ability to perform.

         9. Subordination. Any rights of Guarantor, whether now existing or later arising, to receive payment on account of any indebtedness (including interest) owed to it by Debtor or any subsequent owner of the Property, or to withdraw capital invested by it in Debtor, or to receive distributions from Debtor, shall at all times be absolutely and unconditionally subordinate as to lien and time of payment and in all other respects to the full and prior repayment to SHC of the Debt. Guarantor shall not be entitled to enforce or receive payment of any sums hereby subordinated until the Debt has been paid and performed in full and any such sums received in violation of this Guaranty shall be received by Guarantor in trust for SHC.

         10. Financial Information. Guarantor shall keep true and correct financial books and records, using generally accepted accounting principles consistently applied, or such other accounting principles as SHC in its reasonable judgment may find acceptable from time to time. Within one hundred and twenty (120) days of a written request by SHC, Guarantor shall deliver to SHC its balance sheet and income statement, together with a statement showing all changes in its financial condition which occurred during the preceding fiscal year. Upon a written request of SHC, Guarantor shall also promptly deliver to SHC all quarterly balance sheets and income statements if they become available or if SHC requests them. Guarantor shall promptly provide SHC with any additional audited financial information that Guarantor may obtain, as well as signed copies of any tax returns and such other information concerning its affairs and properties as SHC may reasonably request.

         Guarantor represents and warrants to SHC that:

            a. all financial statements and other financial information furnished or to be furnished to SHC are or will be true and correct and do or will fairly represent the financial condition of Guarantor (including all contingent liabilities) and, as reflected by said statements and information, Guarantor is now solvent and following delivery of this Guaranty remains solvent;

            b. all financial statements were or will be prepared in accordance with generally accepted accounting principles, or such other accounting principles as may be acceptable to SHC at the time of their preparation, consistently applied;

            c. there has been no material adverse change in Guarantor's financial condition since the dates of the statements most recently furnished to SHC;

            d. all acts necessary to cause this Guaranty to be valid, binding and enforceable on Guarantor have been taken, no consent or approval of any other person or entity is required, and the execution and delivery of this Guaranty will not result in a violation or breach of any agreement to which Guarantor is a party; and

            e. Guarantor has had advice of counsel of its own choosing in negotiations for and the preparation of this Guaranty, including without limitation with respect to the waivers set forth in this Guaranty, and based upon such advice is fully aware of the content and meaning of this Guaranty and freely and voluntarily has executed the same.

         11. Events of Default. SHC may declare Guarantor to be in default under this Guaranty upon the occurrence of any of the following events ("Events of Default"):

            a. Guarantor fails to perform any of its obligations under this Guaranty; or

            b. Guarantor revokes this Guaranty or this Guaranty becomes ineffective for any reason; or

            c. Any representation or warranty made or given by Guarantor to SHC proves to be false or misleading in any material respect; or

            d. Guarantor becomes insolvent or the subject of any Insolvency Proceeding; or

            e. Guarantor dies, dissolves or liquidates, or any of these events happens to any of Guarantor's general partners or to its chief executive or majority shareholder, or Guarantor's managing general partner or its chief executive ceases for any reason to act in that capacity.

         12. Additional and Independent Obligations. Guarantor's obligations under this Guaranty are in addition to its obligations under any other existing or future guaranties, each of which shall remain in full force and effect until it is expressly modified or released in a writing signed by SHC.
Guarantor's obligations under this Guaranty are independent of those of Debtor on the Debt. SHC may bring a separate action against Guarantor without first proceeding against Debtor, any other person or any security that SHC may hold, and without pursuing any other remedy. SHC's rights under this Guaranty shall not be exhausted by any action by SHC until the Debt has been paid and performed in full.

         13. No Waiver; Consents; Cumulative Remedies. Each waiver by SHC must be in writing, and no waiver shall be construed as a continuing waiver. No waiver shall be implied from SHC's delay in exercising or failure to exercise any right or remedy against Debtor, Guarantor or any security. Consent by SHC to any act or omission by Debtor or Guarantor shall not be construed as a consent to any other or subsequent act or omission, or as a waiver of the requirement for SHC's consent to be obtained in any future or other instance. All remedies of SHC against Debtor and Guarantor are cumulative.

         14. No Release. Guarantor shall not be released from its obligations under this Guaranty except by a writing signed by SHC.

         15. Heirs, Successors and Assigns; Participations. The terms of this Guaranty shall bind and benefit the heirs, legal representatives, successors and assigns of SHC and Guarantor; provided, however, that Guarantor may not assign this Guaranty, or assign or delegate any of its rights or obligations under this Guaranty, without the prior written consent of SHC in each instance. SHC in its sole discretion may assign or sell participations in the Debt and this Guaranty, in whole or in part, all without notice to or the consent of Guarantor and without affecting Guarantor's obligations under this Guaranty. Also without notice to or the consent of Guarantor, SHC may disclose any and all information in its possession concerning Guarantor, this Guaranty and any security for this Guaranty to any actual or prospective purchaser of any securities issued or to be issued by SHC, and to any actual or prospective purchaser or assignee of any participation or other interest in the Debt and this Guaranty.

         16. Notices. All notices given under this Guaranty must be in writing and shall be effectively served upon delivery, or if mailed, upon the first to occur of receipt or the expiration of forty-eight hours after deposit in certified United States mail, postage prepaid, sent to the party at its address given at the end of this Guaranty. Those addresses may be changed by SHC or Guarantor by written notice to the other party. Service of any notice on any one Guarantor signing this Guaranty shall be effective service on Guarantor for all purposes.

         17. Rules of Construction.  In this Guaranty, the word
"Debtor" includes both the named Debtor and any other person who at any time assumes or otherwise becomes primarily liable for all or any part of the obligations of the named Debtor on the Debt.
The word "person" includes any individual, company, trust or other legal entity of any kind. If this Guaranty is executed by more than one person, the word "Guarantor" includes all such persons. The word "include(s)" means "include(s), without limitation," and the word "including" means "including, but not limited to." When the context and construction so require, all words used in the singular shall be deemed to have been used in the plural and vice versa. No listing of specific instances, items or matters in any way limits the scope or generality of any language of this Guaranty. All headings appearing in this Guaranty are for convenience only and shall be disregarded in construing this Guaranty.

         18. Governing Law. This Guaranty shall be governed by, and construed in accordance with, the laws of the State of California.

         19. Costs and Expenses. If any lawsuit or other action is commenced which arises out of, or which relates to this Guaranty, or the Debt, the prevailing party shall be entitled to recover from each other party such sums as the court, referee or arbitrator may adjudge to be reasonable attorneys' fees (including allocated costs for services of in-house counsel) in the action or proceeding, in addition to costs and expenses otherwise allowed by law. In all other situations, including any Insolvency Proceeding, Guarantor agrees to pay all of SHC's costs and expenses, including attorneys' fees (including allocated costs for services of SHC's in-house counsel) which may be incurred in any effort to collect or enforce the Debt or any part of it or any term of this Guaranty. From the time(s) incurred until paid in full to SHC, all sums shall bear interest at the applicable rate.

         20. Consideration. Guarantor acknowledges that it expects to benefit from SHC's extension and modification of the Debt and the execution of the Agreement, because of its relationship to Debtor, and that it is executing this Guaranty in consideration of that anticipated benefit.

         21. Integration; Modifications. This Guaranty: (i) integrates all the terms and conditions mentioned in or incidental to this Guaranty, (ii) supersedes all oral negotiations and prior writings with respect to its subject matter, and (iii) is intended by Guarantor and SHC as the final expression of the agreement with respect to the terms and conditions set forth in this Guaranty and as the complete and exclusive statement of the terms agreed to by Guarantor and SHC. No representation, understanding, promise or condition shall be enforceable against any party unless it is contained in this Guaranty. This Guaranty may not be modified except in a writing signed by both SHC and Guarantor.

         22. Miscellaneous. The death or legal incapacity of any Guarantor shall not terminate the obligations of such Guarantor or any other Guarantor under this Guaranty, including its obligations with regard to future advances under the Debt. The liability of all persons who are in any manner obligated under this Guaranty shall be joint and several. The illegality or unenforceability of one or more provisions of this Guaranty shall not affect any other provision. Any Guarantor who is married agrees that SHC may look to all of his or her community property and separate property to satisfy his or her obligations under this Guaranty. If more than one person or entity signs this Guaranty, the obligations of each under this Guaranty shall be joint and several and the release by SHC of any one or more of such persons or entities shall not act as to release the obligations of any of the other persons or entities. Time is of the essence in the performance of this Guaranty by Guarantor.


Guarantor(s):                          Address Where Notices to
                                       Guarantor(s) are to be Sent:

/s/ Ronald Lang, M.D.                  Medipace Medical Group, Inc.
    Ronald Lang, M.D.                  5901 West Olympic Boulevard
                                       Suite 300
                                       Los Angeles, CA 90036


/s/ Avraham Uncyk, M.D.                Medipace Medical Group, Inc.
    Avraham Uncyk, M.D.                5901 West Olympic Boulevard
                                       Suite 300
                                       Los Angeles, CA 90036

                                    EXHIBIT F

                               AGREEMENT REGARDING
                              ADDITIONAL SECURITIES

         This Agreement Regarding Additional Securities (the "Agreement") is entered into as of May 10, 1996, by and among Victor Gura, M.D., an individual ("Gura"), Ronald Lang, M.D., an individual ("Lang"), Avraham Uncyk, M.D., an individual ("Uncyk") (collectively "Pledgors"), and Summit Hospital Corporation, a California corporation ("Summit").

                                    RECITALS

         WHEREAS, pursuant to the terms of that certain Agreement, dated May 10, 1996 (the "Medipace Agreement"), Pledgors, Summit and certain other parties, pursuant to which Gura and Medipace have agreed to execute a promissory note (the "Promissory Note") in favor of Summit in the amount referenced in the Medipace Agreement;

         WHEREAS, each of Lang and Uncyk have agreed to execute personal guaranties in favor of Summit with respect to the obligations owing under the Promissory Note and the Lease (as such term is defined in the Medipace Agreement) and have further agreed to execute Third Party Pledge Agreements (collectively, the "Third Party Pledge Agreements") in favor of Summit, and each of Medipace and Gura have agreed to execute Security and Pledge Agreements (collectively, the "Security and Pledge Agreements") in favor of Summit, in pertinent part, with respect to an aggregate of 550,000 shares of common stock (the "Common Stock") of Sargent, Inc. ("Sargent") owned by Medipace, Uncyk, Lang and Gura (collectively, the "Pledged Shares");

         WHEREAS, each of Pledgors agrees to certain restrictions on the transfer and alienation of the shares of Common Stock of Sargent and to have available and to pledge and deliver additional shares of Common Stock of Sargent to Summit, if required, pursuant to the terms and conditions of this Agreement;

         NOW, THEREFORE, in consideration of the premises and the mutual promises, covenants and conditions contained herein, the parties hereto do hereby agree as follows:

         1. Agreement to Pledge and Deliver Additional Securities. The Pledgors shall provide written notice to Summit on the sale of all of the Pledged Shares. In the event that after the sale of the Pledged Shares on the terms and conditions set forth in the Third Party Pledge Agreements and the Security and Pledge Agreements, there shall remain any unpaid amount of the obligation owing under the Promissory Note, Pledgors agree that they shall pledge and deliver to Summit, upon written notice by Summit to the Pledgors, in the aggregate, up to an additional number of shares of Common Stock of Sargent then owned by Pledgors (the "Additional Pledged Shares"), equal to the fraction, the numerator of which shall be 150% of the unpaid principal amount and accrued and unpaid interest owing on the Promissory Note, as of the date of such written notice, and the denominator of which shall be the lowest closing "bid" price of the

Common Stock of Sargent on any trading day during the 12-month period prior to the date of such written notice.

         2. Restrictions on Transfer. At any time during which there shall remain an unpaid balance on the Promissory Note, Pledgors shall not transfer, encumber, alienate, pledge or dispose, by gift or otherwise, any or part of any of the shares of Common Stock of Sargent owned by Pledgors (the "Pledgor Shares"). The certificates reflecting any Pledgor Shares shall bear the following legend:

             THESE SHARES HAVE CERTAIN RESTRICTIONS ON TRANSFER AND ALIENATION WHICH ARE THE SUBJECT OF AN AGREEMENT REGARDING ADDITIONAL SECURITIES, DATED MAY 10, 1996.

         A copy of this Agreement shall be delivered to the Secretary of Sargent, to be kept at Sargent's principal office and shown by the Secretary to any person inquiring in connection with the proposed transfer or alienation of the Pledgor Shares.

         3. Integration of Pledge Agreements. Upon delivery by Pledgors, or any of them, of Additional Pledged Shares to Summit pursuant to this Agreement, such Additional Pledged Shares shall be subject to the terms and conditions of the applicable Third Party Pledge Agreement or Security and Pledge Agreement executed by each respective Pledgor without any additional requirements of the parties thereto. Each Pledgor agrees to delivery to Summit the Additional Pledged Shares in order to perfect the security interest therein.

         4. Entire Agreement. This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understandings, agreements, representations or warranties, written or oral, except as set forth herein.

         5. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                    ("Gura")

                                    /s/ Victor Gura, M.D.
                                    Victor Gura, M.D., an individual

                                    ("Lang")

                                    /s/ Ronald Lang, M.D.
                                    Ronald Lang, M.D., an individual

                                    ("Uncyk")

                                    /s/ Avraham Uncyk, M.D.
                                    Avraham Uncyk, M.D., an individual


                                    ("Summit")

                                    SUMMIT HOSPITAL CORPORATION



                                    By:      /s/ Ronald P. Soltman
                                    Name:    Ronald P. Soltman
                                    Title:   Senior Vice President

                                    EXHIBIT G

                                ESCROW AGREEMENT

         This Escrow Agreement (the "Agreements) is made this May 10, 1996, by and among Victor Gura, M.D., Ronald Lang, M.D., Avraham Uncyk, M.D. and Summit Hospital Corporation, and Jeffrey P. Berg, as escrow holder.

                                    RECITALS

         WHEREAS, Victor Gura, M.D. ("Gura"), Ronald Lang, M.D. ("Lang), Avraham Uncyk, M.D. ("Uncyk") (collectively, the "Stockholders") and Summit Hospital Corporation ("Summit") have entered into an Agreement Regarding Additional Securities, dated May 10, 1996 (the "Agreement Regarding Additional Securities");

         WHEREAS, in connection with the Agreement Regarding Additional Securities, the Stockholders have agreed to certain restrictions on the transfer and alienation of 3,234,128 shares (the "Escrowed Shares") of common stock, par value $0.01 (the "Common Stock") of Sargent, Inc., a Delaware corporation (the "Company") to be issued to the Stockholders in connection with that certain Agreement for Exchange of Stock, dated May 9, 1996 (the "Share Exchange Agreements), which are in addition to the 550,000 shares of Common Stock of Sargent which shall be the subject of those certain Third Party Pledge Agreements and Security and Pledge Agreements among the Stockholders, Summit and Medipace Medical Group, Inc. ("Medipace") to secure the payment of a promissory note (the "Promissory Note"), dated April 1, 1996, executed by Medipace and Gura in favor of Summit in the principal amount of $1,883,933.93;

         WHEREAS, the Parties desire that the Stockholders shall deposit the Escrowed Shares with Jeffrey P. Berg, as escrow holder (the "Escrow Holder") in connection with the Agreement Regarding Additional Securities;

                                    AGREEMENT

         NOW THEREFORE, in consideration of the premises, mutual comments and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby as follows:

         1. The Stockholders hereby agree to deliver to Jeffrey P. Berg, as escrow holder (the "'Escrow Holder") simultaneously with the closing of the Share Exchange Agreement and the execution of the Agreement Regarding Additional Securities, and subject to the terms and conditions of this Agreement: (i) stock certificates reflecting the Escrowed Shares, registered in the name of the Stockholders, and (ii) a copy of the Agreement Regarding Additional Securities. The Agreement Regarding Additional Securities and the Escrowed Shares are collectively referred to herein as the "Escrowed Documents").

         2. During the term of this Agreement, the Stockholders shall comply with the terms and conditions of the Agreement Relating to Additional Securities. The Stockholders shall have the right to vote each of their respective Escrowed Shares and to receive any dividends paid thereon until each of their respective Escrowed Shares are sold or transferred under this Agreement.

         3. In case any stock dividend shall be declared on any of the Escrowed Shares, or any shares of Common Stock or fractions thereof shall be issued pursuant to any stock split involving any of the Escrowed Shares, or any distribution of other securities shall be made with respect to the Escrowed Shares pursuant to the recapitalization or reclassification of the Stock of any issuer of the Escrowed Shares or the reorganization thereof, the shares or other securities so distributed shall be delivered to Escrow Holder.

         4. (a) Each of the Stockholders shall, at the request of Summit or the Escrow Holder, execute any and all appropriate agreements, documents or instruments in connection with this Agreement that Escrow Holder may reasonably deem necessary to effect the transactions contemplated by this Agreement and the Agreement Relating to Additional Securities, including, without limitation, the delivery of all or a portion of the Escrowed Shares to Summit pursuant to the terms of the Agreement Relating to Additional Securities.

            (b) All rights and remedies herein provided are cumulative and not exclusive of any rights or remedies otherwise provided by law or agreement between the parties. Any single or partial exercise of any right or remedy shall not preclude the further exercise thereof or the exercise of any other right or remedy.

            (c) Any delay on the part of the Parties or the Escrow Holder in exercising any of its rights, remedies, powers and privileges hereunder or any partial or single exercise thereof shall not constitute a waiver thereof. None of the terms and conditions of this Agreement may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by the Parties and Escrow Holder.

            (d) None of the Parties hereto shall be authorized or permitted to assign their rights or obligations hereunder to any party without the prior written consent of all of the others. Subject to the foregoing, the rights and obligations of the Parties and Escrow Holder under this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors and assigns.

            (e) Escrow Holder is hereby appointed the attorney-in-fact of each of the Stockholders for the purpose of carrying out the provisions hereof and taking any action and executing any instruments which Escrow Holder may deem necessary or advisable to accomplish the purposes hereof and the Agreement Relating to Additional Securities, including the execution of any and all documents necessary under law or as reasonably required by or its counsel to effectuate the transactions contemplated by this Agreement and the Agreement Relating to Additional Securities, which appointment as attorney-in-fact is irrevocable and coupled with an interest, in accordance with the terms and conditions of the Power of Attorney delivered herewith to Escrow Holder.

         5. In the event that the Escrow Holder shall have received written notice by Summit that the obligations underlying the Promissory Note shall have been paid in full, this escrow shall terminate, and Escrow Holder shall deliver the Escrowed Shares to the Stockholders.

         6. The Escrow Holder is hereby instructed to receive and to hold the Escrowed Documents in escrow. The Escrowed Documents shall not be released or dealt with in any manner whatsoever, inconsistent with this Agreement.

         7. In the event of the receipt by Escrow Holder from any of the Parties of a written notice of a dispute over the Escrowed Documents or this Agreement, the Escrow Holder must retain the Escrowed Documents in escrow until the dispute is resolved or interplead the Escrowed Documents in any action filed respecting the Escrowed Documents or this Agreement.

         8. Without in any way restricting the generality of the foregoing, the Escrow Holder shall be entitled to act in accordance with the provisions of this Agreement, unless the Escrow Holder is first served with an order of a Court of competent authority or shall receive written notice by any of the Parties of a dispute with respect to this Agreement. In such event, the Escrow Holder shall comply with such Order or as otherwise required under this Agreement.

         9. The Escrow Holder shall have not duties or obligations other than those specifically set forth herein.

         10. The Escrow Holder shall not be obligated to take any legal actions hereunder which might, in the Escrow Holder's judgment, involve any expense or liability, unless the Escrow Holder the shall have been furnished with reasonable indemnity by the Parties.

         11. The Escrow Holder is not bound in any way by any other contract or agreement between the Parties hereto whether or not the Escrow Holder has knowledge thereof of its terms and conditions and the Escrow Holder's only duty, liability and responsibility shall be to hold and deal with the Escrowed Documents as herein directed.

         12. The Stockholders covenant and agree, jointly and severally, to indemnify and to hold the Escrow Holder harmless against all costs, charges, claims, demands, damages, losses and expenses resulting from the Escrow Holder's compliance in good faith with this Agreement.

         13. In the event of any disagreement between or among the Parties, concerning this Agreement or between them or any of them and any other person, resulting in adverse claims or demands being made in connection with the Escrowed Documents or in the event that the Escrow Holder, in good faith, is in doubt as to what action the Escrow Holder should take hereunder, the Escrow Holder may, at his option, refuse to comply with any claims or demands on him, or refuse to take any other action hereunder, so long as such disagreement continues or such doubt exists, and in any such event, the Escrow Holder shall not be or become liable in any way or to any person for his failure or refusal to act, and the Escrow Holder shall be entitled to continue so to refrain from acting until:

         (a) the rights of the Parties shall have been fully and finally adjudicated by a court of competent jurisdiction; or

         (b) all differences shall have been adjusted and all doubt resolved by agreement among the Parties, and the Escrow Holder shall have been notified thereof, in writing signed by the Parties.

         The Escrow Holder's rights under this paragraph are cumulative of all other rights which the Escrow Holder may have by law or otherwise.

         14. The terms of these instructions are irrevocable by the undersigned unless such revocation is consented to in writing by each of the Parties.

         15. The terms herein shall be binding upon the Escrow Holder and his successors and upon the Parties and their respective heirs, executors, administrators, successors and assigns.

         16. The Escrow Holder may resign as escrow agent in respect of the Escrowed Documents by giving notice :o the Parties. The resignation of the Escrow Holder shall be effective, and the Escrow Holder shall cease to be bound by this Agreement, 60 days following the date that notice of resignation was given. Before the effective date of the resignation of the Escrow Holder, the Parties shall appoint another escrow agent acceptable to the Parties, and that appointment, when made, the Parties shall be binding on the Parties. Upon appointment by the new escrow agent, the Escrow Holder shall deliver the Escrowed Documents to the new escrow agent whereupon the Escrow Holder shall not be liable for the completion of any further acts pursuant to this Agreement. In the event that the Parties do not appoint a new escrow agent, prior to the expiration of the aforesaid 60 day period, the Escrow Holder shall be entitled to make application to a Court of competent jurisdiction to be relieved of the obligations upon him and for directions with respect to the delivery of the Escrowed Documents. The Escrow Holder shall be entitled to act in accordance with the direction of the court without any further liability to any other party whatsoever.

         17. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to or sent by: (a) telecopier, followed by registered mail or certified mail, postage prepaid, (b) overnight delivery service or (c) prepaid telegram addressed as follows:

If to the Stockholders, to:         c/o Medipace Medical Group, Inc.
                                    5901 West Olympic Boulevard
                                    Suite 200
                                    Los Angeles, California 90031
                                    (213) 933-8836

If to Summit, to:                   Summit Hospital Corporation
                                    Attn: Legal Department
                                    3401 West End Avenue
                                    Suite 700
                                    Nashville, Tennessee 37203
                                    (615) 783-1232

If to Escrow Holder, to:            Matthias & Berg LLP
                                    Jeffrey P. Berg, Esq.
                                    515 South Flower Street
                                    7th Floor
                                    Los Angeles, California 90071
                                    (213) 895-4058

or such other address or telecopier number as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed, telecopied or telegraphed.

         18. This Agreement shall be construed according to the laws of the State of California.

         19. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same.

         20. Escrow Holder shall not be compensated for his services pursuant to this Agreement.

         21. In the event of any dispute arising out of the interpretation or performance of the terms of this Agreement, the prevailing party in any action shall be entitled to its reasonable attorneys' fees and costs incurred.

         Receipt of this Agreement and confirmation of the arrangement herein provided will be acknowledged by signing and returning the enclosed copies hereof to each of the Parties.

         This Agreement is executed as of the date first written above.

                                   ("Summit")

                                   SUMMIT HOSPITAL CORPORATION

                                   By:   /s/Ronald P. Soltman
                                   Name:  Ronald P. Soltman
                                   Title:    Senior Vice President


                                   ("Gura")

                                   /s/ Victor Gura, M.D.
                                   Victor Gura, M.D.

                                   ("Uncyk")

                                   /s/ Avraham Uncyk, M.D.
                                   Avraham Uncyk, M.D.

                                   ("Lang")

                                   /s/ Ronald P. Lang, M.D.
                                   Ronald P. Lang, M.D.

         Escrow Holder agrees to hold and deal with the Escrowed Documents in accordance with the above instructions. Executed as of the date first written above at Los Angeles, California.

("Escrow Holder")

By:      /s/ Jeffrey P. Berg
Name:    _____________________________
Title:   _____________________________

                                    EXHIBIT H

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange
Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of National Quality Care, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 4th day of October, 1996.


                                        ORNDA HEALTHCORP

                                        By:/s/ Ronald P. Soltman
                                            Ronald P. Soltman
                                            Senior Vice President, Secretary
                                            and General Counsel


                                        ORNDA HOSPITAL CORPORATION

                                        By:/s/ Ronald P. Soltman
                                            Ronald P. Soltman
                                            Senior Vice President, Secretary
                                            and General Counsel